Room 601, No. 1 Shui’an South Street, Chaoyang District

Beijing 100012, People’s Republic of China

March 22, 2024

Yong Kim

Jenifer Gallagher

Office of Energy & Transportation

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Recon Technology, Ltd
Draft Amendment No. 2 on Form 20-F
File No. 333-271547

Dear Mr. Kim and Ms. Gallagher:

In response to the comments set forth in your letter dated February 28, 2024, we are writing to supply additional information and to indicate the changes we have made in the enclosed Draft Amendment No. 2 on Form 20-F (the “Amendment”). By way of this correspondence, we received a verbal extension to submit our response and the Amendment by March 22, 2024. Capitalized terms used herein shall have the meanings ascribed to them in the Amendment unless otherwise defined herein. We have also enclosed two redlined copies of the Draft Amendment No. 2 compared against the Form 20-F filed on October 30, 2023 for your review.

Form 20-F for the Fiscal Year ended June 30, 2023

General

1. We note that you amended your Form 20-F on December 7, 2023 to include a revised audit opinion and a consent from Enrome LLP, although you did not include the financial statements. Please note that amendments must set forth the complete text of each Item as amended, and include updated certifications from your officers, to comply with Rule 12b-15 of Regulation 12B, applicable via General Instruction B to Form 20-F.

Given that financial statements required by Item 18 of Form 20-F must be audited, your amendment should include both audit opinions and the financial statements, along with updated officer certifications, and consents from both auditors with regard to the forward incorporation-by-reference in the previously filed Form F-1.

Based on the observations made in this letter, your amendment should include all of the information prescribed by Items 3, 16, 18 and 19 of Form 20-F.

We suggest that you submit a draft amendment to the Form 20-F along with your response letter for review in advance of filing the amendment.

Response: We acknowledge and appreciate Staff’s comments and offer to review a draft amendment to the Form 20-F along with our response letter for review. Our draft amendment, which is attached hereto, includes both audit opinions and the financial statements, along with updated officer certifications, and consents from both auditors, in compliance with Rule 12b-15 of Regulation 12B, applicable via General Instruction B to Form 20-F.

Item 3.D Risk Factors

Risks Related to Doing Business in China

Our shares may be delisted under the Holding Foreign Companies Accountable Act..., page 21

2. We note your disclosure indicating that Enrome LLP is your current auditor, although also indicating that you may regard Onestop Assurance PAC as your auditor, in stating that this firm “...is subject to PCAOB inspections and the PCAOB is able to inspect our auditor.” You also identify Marcum Asia CPAs LLP as your predecessor auditor, and indicate that you have included an audit opinion from this auditor "elsewhere in this report" although the firm appears to have been dismissed prior to competing an audit, and you have an audit opinion from Friedman LLP for 2021 and 2022 on page F-2.

Please modify and expand your disclosures on page 21 as necessary to clarify (i) the standing of your current auditor relative to PCAOB inspections, (ii) your relationship with Onestop Assurance PAC, (iii) the shared status of Friedman LLP and Marcum Asia CPAs as predecessor auditors, (iv) that Friedman LLP issued an audit opinion while Marcum Asia CPAs did not, and (v) the circumstances under which Marcum Asia CPAs LLP was dismissed as the independent accountant prior to completing the audit for 2023.

Response: We have revised our disclosure on page [21] to clarify that (i) Enrome LLP is subject to PCAOB inspections and the PCAOB is able to inspect it; (ii) Onestop Assurance PAC has never been our auditor and its reference has been deleted; (iii) the shared status of Friedman LLP and Marcum Asia CPAs as predecessor auditors; (iv) that Friedman LLP issued an audit opinion while Marcum Asia CPAs did not, and (v) that Marcum Asia CPAs LLP’s dismissal was not due to any disagreements with management.

The Company's decision to terminate its former auditor was based on cost control concerns. In order to better control current and future audit costs and after a comprehensive evaluation, pursuant to the approval of the Audit Committee of our Board of Directors, the management of the Company made the decision to change the auditing firm.

Item 16C. Principal Accountant Fees and Services, page 101

3. We note your disclosure indicating you paid $181,800 in audit fees to Marcum Asia CPAs LLP, and $190,000 in audit fees to Enrome LLP for the same period.

Please describe to us the status of the audit that was being conducted by Marcum Asia CPAs LLP at the time of the firm being dismissed on August 25, 2023, including your understanding as to the extent of audit work completed, and the nature of any additional audit work yet to be completed, and explain to us how this was considered in your decision to dismiss the firm in the midst of the audit, to engage Enrome LLP to commence an entirely new audit instead. Also explain to us how the audit fees that you paid to Marcum Asia CPAs LLP were determined and how these compare to the audit fees that would have been due to the firm, had the firm completed the audit.

Please expand your disclosure regarding the audit-related fees that were incremental to the audit fees paid to Freidman LLP and Enrome LLP, as necessary to describe the nature of the audit-related services as required by subparagraph (b) of Item 16C.

Response: By the time the Company dismissed the predecessor, Marcum Asia CPAs LLP (“Marcum Asia”) finished their planning work and performed three weeks of field work. Our decision to dismiss the Marcum Asia was concern about cost. The fees paid by the Company to the predecessor auditor were based on the contractually agreed fees for the audit progress until the Company’s dismissal. Audit-related fees include the aggregate fees incurred for professional services rendered by our auditors for the review of our interim financial information and review of documents filed with the SEC.

Item 16F. Change in Registrant’s Certifying Accountant, page 102

4. Please reconcile between your disclosure indicating Enrome LLP was appointed as your independent registered public accounting firm on August 25, 2023, with disclosure in the Form 6-K that you filed on August 25, 2023, indicating this occurred on August 22, 2023.

Response: We have revised our disclosure on page 35 to clarify that Enrome LLP was appointed as our independent registered public accounting firm on August 22, 2023, which is consistent with the disclosure in the Form 6-K filed on August 25, 2023.

5. We note that you provide some disclosure regarding the change in auditor, from Marcum Asia CPAs LLP to Enrome LLP. However, in describing the circumstances in which this decision was made, you state that it "...was not the result of any disagreement between the Company and Friedman," referring to another predecessor accountant.

The reporting criteria in Item 16F(a)(1)(iv) and (v) covers any differences of opinion, including any disagreements with the former accountant, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the matter in connection with its audit report.

In other words, the disclosure requirement pertains to differences of opinion or disagreements having audit report implications, and is thereby not limited to matters that are directly correlated with dismissal. Please confirm that you have considered and identified any differences of opinions and disagreements meeting the criteria outlined above in formulating the disclosures that you provide to address these requirements.

Please revise your disclosure as necessary to cover and distinguish between the change from Friedman LLP to Marcum Asia CPAs LLP, and the change from Marcum Asia CPAs LLP to Enrome LLP, in providing the information prescribed by Item 16F.

Response: On February 7, 2023, the Company’s Board of Directors determined and ratified the Audit Committee’s approval of the proposed appointment of Marcum Asia CPAs LLP (“Marcum Asia”) as the Company’s independent registered public accounting firm. The services previously provided by Friedman LLP (“Friedman”) are now provided by Marcum Asia. The Company was notified by Friedman, the Company’s then independent registered public accounting firm, that effective September 1, 2022, Friedman combined with Marcum LLP and continued to operate as an independent registered public accounting firm. Friedman continued to serve as the Company’s independent registered public accounting firm through February 1, 2023. On February 1, 2023, the Audit Committee approved the engagement of Marcum Asia to serve as the independent registered public accounting firm of the Company. Friedman’s reports on the consolidated financial statements of the Company for the fiscal years ended June 30, 2022 and 2021 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, scope of accounting principles. During the Company’s two most recent fiscal years and through February 1, 2022, there were no disagreements with Friedman on any matters of accounting principles or practices, financial statement disclosure or auditing scope and procedures which, if not resolved to the satisfaction of Friedman, would have caused Friedman to make reference to such matters in their reports. There were no reportable events (as that term is described in Item 304(a)(1)(v) of Regulation S-K) during the two fiscal years ended June 30, 2022 and 2021, or in the subsequent period through February 1, 2023. The Company provided Friedman with a copy of the forgoing disclosure and requested Friedman to furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether or not Friedman agrees with the above statements. A copy of Friedman’s letter, dated February 8, 2023, is filed as Exhibit 16.1 to the Form 6-K filed on February 8, 2023. During the two most recent fiscal years and in the subsequent period through February 1, 2023, the Company has not consulted with Marcum Asia with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that would have been rendered on the Company’s consolidated financial statements, or any other matters set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

Since the audit opinion was issued by Friedman, the explanation given by the company when stating the reasons was that there was no disagreement between the Company and Friedman. The Company's intention was to say that it had no disagreements with Friedman and Marcum Asia.

Item 19 Exhibits

Exhibit 15.1, page 106

6. We note that you included a consent from Friedman LLP at Exhibit 15.1 to the Form 20-F that you filed on October 30, 2023, for incorporation by reference of its October 28, 2022 audit report, covering your financial statements for the two fiscal years ended June 30, 2022, in the Form F-1 that you originally filed on May 1, 2023, and amended on May 26, 2023. However, you did not include any similar consent from Enrome LLP, with respect to your financial statements for the year ended June 30, 2023.

We see that you included a consent from Enrome LLP at Exhibit 15.2 to the amended Form 20-F that you filed on December 7, 2023, although this consent only covers references to its October 27, 2023 audit report within the Form 20-F.

Given that you included language in the amended Form F-1 that incorporates all reports that you subsequently file pursuant to Section 13(a) of the Exchange Act, with certain exceptions for reports on Form 6-K, you would need to comply with Rule 439 of Regulation C, which requires that you either amend the Form F-1 to include the consent for material incorporated by reference, or include the consent with the material incorporated by reference. The consent must clearly indicate the independent accountant consents to any expert references to their firm and inclusion of their audit report within the registration statement, to comply with Rule 436 of Regulation C.

Please obtain and file a consent from Enrome LLP that satisfies the requirements outlined above, and an updated consent from Friedman LLP, in connection with the amendment to your Form 20-F that is required to address the other comments in this letter.

Response: We have obtained and included a consent from Enrome LLP which satisfies the requirements outlined by this comment, and an updated consent from Friedman LLP, in connection with the amendment to our Form 20-F.

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The Company is hopeful that the foregoing answers adequately address the Staff’s questions and looks forward to answering any further questions the Staff may have. You may contact me or the Company’s attorney Anthony Basch (804.771.5725) with any further questions. In addition, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Liu Jia
Liu Jia
Chief Financial Officer

Enclosure:	The Amendment